Exhibit 99.1

IGI’s Existing Financial Strength Ratings Assigned to new Malta-based European Subsidiary

HAMILTON, Bermuda, August 13, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that the financial strength ratings of the IGI group have been assigned to the Company’s new European subsidiary in Malta.

S&P Global Ratings has assigned an “A-” financial strength rating to International General Insurance Company (Europe) SE (“IGI Europe”), while AM Best has assigned an “A” (Excellent) financial strength rating to the Malta-based subsidiary. Both ratings have a stable outlook.

IGI Europe, which is a subsidiary of Bermuda-based International General Insurance Co. Ltd., was granted licensing by the Malta Financial Services Authority (“MFSA”) to begin writing business across Europe in July 2021.

IGI Europe CEO Keith Mallia-Milanes said, “Securing these equalized ratings from S&P and AM Best is an important step forward for IGI Europe. Our European subsidiary is obviously strategically important to the IGI group as it provides the Company access to business across Europe.”

“Europe is an attractive growth region for IGI, and I and the rest of the Malta team look forward to developing the Company’s European presence and platform in the months and years to come,” Mr. Mallia-Milanes said, adding, “We are already very pleased with the level of interest from clients and brokers in developing our European business.”

Both S&P and AM Best cited IGI Europe’s strategic relationship to and support from IGI as key factors in its decisions, as well as IGI’s balance sheet strength and its track record of strong operating performance.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine trades, marine liability, contingency, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities’ prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com